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                                                                    Exhibit 99.1

                            [VIVENDI UNIVERSAL LOGO]








      Vivendi Universal finalizes the sale of its stake in Monaco Telecom for E169 million


Paris, June 18, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today announced the finalization of the sale to Cable and Wireless of its 55% stake in Monaco Telecom for a total consideration of E169 million (including a dividend of E7 million), which was collected today.



Media                                           Investor Relations
Paris                                           Paris
Antoine Lefort                                  Daniel Scolan
+33 (0) 1 71 71 11 80                           +33 (0) 1 71 71 32 91
Agnes Vetillart                                 Laurence Daniel
+33 (0) 1 71 71 30 82                           +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                        New York
Flavie Lemarchand                               Eileen McLaughlin
+(212) 572 1118                                 +(1) 212.572.8961